SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 1, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

          This Form 6-K consists of the two Media Releases that appear immediately following this page.

UBS AG

Media Relations
Tel. +41-44-234 85 00

www.ubs.com

1 April 2008
Media release
Pre-announcement of first quarter 2008 estimated net loss of approximately CHF 12 billion
Fully underwritten rights issue of approximately CHF 15 billion to strengthen Tier 1 capital
Creation of separate unit to manage selected US real estate related positions
Marcel Ospel not to seek re-election at Annual General Meeting, to be succeeded as Chairman by Peter Kurer (separate media release)
To maintain its position as one of the world’s strongest and best capitalized banks, UBS announces a rights issue, fully underwritten by four leading international banks, to raise approximately CHF 15 billion. For the first quarter 2008 UBS expects to report a net loss attributable to UBS shareholders of approximately CHF 12 billion after losses and writedowns of approximately USD 19 billion on US real estate and related structured credit positions. In the first quarter, UBS substantially reduced its real estate related positions through both valuation adjustments and significant disposals. UBS also announces the formation of a new unit to hold certain currently illiquid US real estate assets. UBS is confident that these measures will deal effectively with the firm’s real estate exposures and allow the bank to focus on strengthening its core operations. Marcel Ospel, Chairman of UBS, will not seek re-election at the Annual General Meeting on 23 April 2008. Peter Kurer, currently General Counsel of UBS, is proposed for election to the Board of Directors and is to succeed Marcel Ospel as Chairman (see separate media release).
Zurich/Basel, 1 April 2008 – Commenting on these moves, Marcel Rohner, Chief Executive Officer of UBS said: “We believe this capital increase and the creation of a vehicle to separate problem assets from the remainder of our businesses will allow us to return to sustainable value creation over time. These measures enable UBS to remain strongly capitalized and focused on client needs – just as our clients expect. During the quarter, profits from most of the businesses remained acceptable in challenging conditions. We have made further prompt writedowns and sales of our impaired US real estate-related positions. We have reduced risk

Media Relations 1 April 2008 Page 2 of 7
weighted assets and implemented measures to control costs and strengthen the structure of the firm. However, the environment remains difficult, and while we are committed to further substantially reducing our exposures we do not want to undertake sales of positions at severely distressed levels. With these measures we have created the basis to weather one of the most difficult periods in the history of the industry.”
Formation of a separate unit for work-out portfolio
For risk management purposes UBS has already segregated most of its assets related to US residential real estate into a portfolio work-out unit, separating these positions from its other, profitable, businesses. UBS today announces that it will form a new entity to hold substantial parts of the work-out portfolio, which will initially be wholly owned and financed by UBS. UBS’s intention is to reduce its exposure in a way that reduces the effect of distressed market conditions on the core businesses while providing the greatest opportunity for shareholders to realize value over time.
Estimated results for first quarter
First quarter performance in most of UBS’s businesses was acceptable considering the current market environment. Conditions for positions related to US residential mortgages have further deteriorated during the first quarter, particularly in the month of March. These developments have led to further writedowns and losses in the Investment Bank’s Fixed Income, Currencies and Commodities (FICC) business. UBS has used all available relevant market parameters and indices to mark its positions.
Based on preliminary internal estimates for the first quarter 2008 UBS expects a net loss attributable to shareholders of approximately CHF 12 billion.
The first quarter 2008 figure includes pre-tax results of approximately CHF 2.1 billion from Global Wealth Management & Business Banking, consistent with its longer-term track record, and a weaker pre-tax performance of approximately CHF 0.3 billion in Global Asset Management. The Investment Bank is expected to record a pre-tax loss of approximately CHF 18 billion. This includes writedowns and losses of approximately USD 19 billion on US real estate and related structured credit positions. Equities and investment banking results were satisfactory, albeit down from both first quarter 2007 and fourth quarter 2007. Costs, however, also fell. Corporate Center’s pre-tax result, minorities and tax expenses for the Group accounted for positive CHF 3.5 billion to CHF 4.0 billion.
The result also includes technical accounting effects of approximately CHF 6 billion, mostly recorded in Corporate Center.
Over the first quarter, UBS’s exposure to US residential sub-prime mortgage related positions declined to approximately USD 15 billion from USD 27.6 billion on 31 December, and the exposure to Alt-A positions was reduced from USD 26.6 billion to approximately USD 16 billion. These developments are the result of asset disposals as well as the effects of further writedowns. Other risk positions were also reduced. Auction rate certificate positions increased from USD 5.9 billion on 31 December to approximately USD 11 billion.

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For the first quarter 2008, Global Wealth Management & Business Banking expects to have achieved positive net new money. Global Asset Management expects to report net new money outflows.
After giving effect to the receipt of the proceeds of the rights issue, the total capital ratio on a pro-forma basis would have been approximately 14.0% and the Tier 1 ratio would have been approximately 10.6%.
UBS will publish full first quarter results including details on risk positions as planned on 6 May 2008.
Capital raising
The Board of Directors will propose to the Annual General Meeting of shareholders (the “AGM”) that the Group strengthen its shareholders’ equity by way of an ordinary capital increase with proceeds of approximately CHF 15 billion. If approved, the capital increase will be effected by issuing rights to UBS shareholders (the “Subscription Rights”), which will allow them to subscribe for new registered shares in UBS AG (the “Rights Offering”) at a subscription price and subscription ratio to be announced.
The Board of Directors will ask shareholders to approve an increase in share capital from the current CHF 207,354,734.401 by a maximum amount of CHF 125,000,000 to a maximum of CHF 332,354,734.401 through the issuance of a maximum of 1,250,000,000 fully paid registered shares with a par value of CHF 0.10 each. The invitation to, and the relevant resolutions to be considered at, the AGM to be held on 23 April 2008, have today been sent to shareholders and published in the Swiss Official Gazette of Commerce. On 1 April 2008 the proposed capital increase with proceeds of approximately CHF 15 billion was fully underwritten by a syndicate of banks, led by JPMorgan, Morgan Stanley, BNP Paribas and Goldman Sachs. JP Morgan and Morgan Stanley together with UBS Investment Bank are also acting as Joint Global Coordinators.
The subscription price of the new shares, the final number of shares to be issued and the final subscription ratio will be determined by the Board of Directors and communicated before start of rights trading. In no event will the number of new shares to be issued exceed 1,250,000,000. Trading of Subscription Rights on SWX Europe and the New York Stock Exchange is expected to take place late May to early June 2008, with the rights exercise period expected to cover approximately the same period. The first trading day of the new shares and the following payment and settlement of the Rights Offering are expected to occur mid June 2008. The newly issued shares will rank pari passu in all respects with the existing registered shares immediately upon issue.

[1]	These numbers do not reflect the increase in share capital as a result of the stock dividend approved at the Extraordinary General Meeting of shareholders held on 27 February 2008. They will, therefore, be increased by the number of shares to be issued in connection with the stock dividend.

Media Relations 1 April 2008 Page 4 of 7
Shares created as part of the stock dividend will be entitled to participate in the Rights Offering. The Mandatory Convertible Notes issued in March 2008 are subject to anti-dilution provisions, which will result in downward adjustments of the applicable conversion price to reflect the theoretical value of the Subscription Rights.
Strategy
The Board of Directors of UBS, while reconfirming UBS’s established strategy of operating as one client-focused firm, worldwide, with global business segments of wealth management, asset management and investment banking, emphasises that although UBS’s objective is for its businesses to collaborate in the best interest of clients, this also requires each business to achieve results that compare well with those of its peers.
The Board of Directors requires UBS’s risk monitoring function to be updated and further strengthened. It also recognizes the need to reduce the illiquid balance sheet and proprietary trading exposures which have been at the heart of the bank’s recent losses. Measures are in place, and will continue to be developed and implemented over the next twelve months, that are aimed at securing the proper balance of risk and reward in the bank’s business. These will ensure that capital and balance sheet capacity are allocated consistent with the inherent risk of each business. UBS seeks to maintain a Tier 1 ratio significantly higher than those of most international competitors.
Management will also continue to implement a program of structural change to strengthen the firm by focusing on client businesses throughout the Investment Bank, further reducing both risk-weighted assets and the overall balance sheet size, including through the new funding framework, and a further strengthening of risk control systems. The current risk capacity utilised outside the work-out portfolio is substantially lower than in the past. This reflects the emphasis on bringing the businesses in the Investment Bank more in line with the interests and capacity of the other parts of UBS.
The new leadership of the Investment Bank will further focus on resizing the business in accordance with the current market opportunities, including strategic reductions in all major cost categories. UBS will release more information on this in due course. Global Wealth Management & Business Banking and Global Asset Management will focus relentlessly on fulfilling the long-term needs of clients in order to grow market share, which remains a key objective of the bank.
The environment for the financial industry remains difficult. UBS management considers operational efficiencies and cost management throughout the firm to be the key performance targets in the coming quarters.

Media Relations 1 April 2008 Page 5 of 7
UBS
UBS is one of the world’s leading financial firms, serving a discerning international client base. Its business, global in scale, is focused on growth. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.
UBS is the leading global wealth manager, a leading global investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and corporate banking.
UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 38% of its employees working in the Americas, 33% in Switzerland, 17% in the rest of Europe and 12% in Asia Pacific. UBS’s financial businesses employ more than 80,000 people around the world. Its shares are listed on the Swiss Stock Exchange (SWX), the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

Media Relations 1 April 2008 Page 6 of 7
Cautionary Statement Regarding Forward-looking Statements
This document contains statements that constitute “forward-looking statements”, including, but not limited to, expectations relating to UBS’s estimated and future financial condition and performance, including, but not limited to, impairment charges, net result attributable to shareholders, results of UBS’s business groups, revenue contribution of FICC, accounting effects under IFRS of fair value treatment of own liabilities and the MCNs, net new money in- and outflows for Global Wealth Management & Business Banking and Global Asset Management, total BIS capital ratio and Tier 1 ratio, statements relating to the capital raising measures described herein; the sufficiency of these measures as compared to current and anticipated impairment of assets and market developments; work-out measures related to impaired or illiquid assets, exit strategies and the effects of distressed market conditions; and global strategy pursued by UBS, structural changes and their effect on profit, operational efficiencies and cost management. While these forward-looking statements represent UBS’s judgments and expectations concerning its estimated and future financial condition and performance and future development of its business, a number of risks, uncertainties and other important factors could cause actual results and developments to differ materially from its expectations. These factors include, but are not limited to, (1) the extent and nature of future developments in the credit markets, including the subprime market, and their impact on the financial industry in general and UBS in particular, (2) the occurrence of other market and macro-economic trends, whether as a result of follow-on market developments or due to other unanticipated market trends, (3) the impact of such future developments on UBS’s positions, credit and market exposures and short-term and longer-term earnings; (4) successful consummation of the capital raising measures discussed above; (5) successful implementation of global strategy and structural changes; and (6) the impact of all these matters on UBS’s capital position, future earnings, operational efficiencies and cost management. In addition, these results could depend on other factors that UBS has previously indicated could adversely affect its business and financial performance which are contained in its past and future filings and reports, including those filed with the Securities and Exchange Commission (the “SEC”). Further information is set forth in those filings and reports, including UBS’s Annual Report on Form 20-F for the financial year ended 31 December 2007. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.
Notice to U.S. Persons
The issuer may file a registration statement (including a prospectus) with the SEC for any offering of securities pursuant to the capital raising measures described herein. Before you invest in any such securities, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and such offering. You may get these documents, once filed, for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the company will arrange to send you the prospectus after filing if you request it by calling +41-44-236-6770 or, if you are calling from the United States of America, by calling toll-free +1-866-541-9689. Our investor relations department would be happy to address any questions you may have.

Media Relations 1 April 2008 Page 7 of 7
You may reach them at +41-44-234-4100 or, if you are calling from the United States of America, at +1-212-882-5734.
No prospectus or solicitation
This publication constitutes neither an offer to sell nor a solicitation to buy securities. It does not constitute a prospectus within the meaning of Art. 652a of the Swiss Code of Obligations, the Listing Rules of the SWX Swiss Exchange or Art. 13 of the EC Directive 2003/71/EC of the European Parliament and Council dated November 4, 2003 (the “Prospectus Directive”). The offer will be made solely by means of, and on the basis of, a securities prospectus which is to be published. Any investment decision regarding the Subscription Rights or the shares of UBS should only be made on the basis of the prospectus which will be prepared in connection with the Rights Offering, and investors are advised to consult with their bank, broker or investment advisor before taking any such investment decision. The securities prospectus is expected to be published before starts of rights trading and will be available free of charge from UBS, Bahnhofstrasse 45, CH-8001 Zurich Switzerland, and Aeschenvorstadt 1, CH-4051 Basel, or on UBS’s website, www.ubs.com.

UBS AG

Media Relations
Tel. +41-44-234 85 00

www.ubs.com

1 April 2008
Media release
Marcel Ospel will not be standing for re-election to the Board of Directors of UBS.
Peter Kurer is nominated for election to the Board and is proposed as Chairman.
Marcel Ospel, Chairman of the Board of UBS, has decided to withdraw his candidacy for re-election to the Board at the Annual General Meeting on 23 April 2008. The Board of Directors has accepted its Chairman’s decision with regret. At the same time, the Board proposes that the Annual General Meeting elect Peter Kurer to the Board to succeed Marcel Ospel as Chairman.
Zurich/Basel, 1 April 2008 – “My willingness to stand for re-election for a further one-year term was based on my desire to lead UBS out of its current difficult situation. We have worked very hard and have been able to address the firm’s most pressing problems, thereby laying the foundation for the long-term success of the bank,” said Marcel Ospel, Chairman of the Board of the UBS. “I have always stated that I ultimately take responsibility for the bank’s situation. With the measures that we have already taken, the proposals we are submitting to the Annual General Meeting and the processes we have put in place to deal with lessons learned, I believe that I have made all necessary contributions. On this basis, I remain very confident in the future prospects of UBS.”
“The events since the summer of 2007 have affected the bank to an unexpected degree and have proved a great challenge for management and for the Board of Directors. Marcel Ospel resolutely led the bank through these difficult times and made a decisive contribution to solving its problems,” said Sergio Marchionne, Vice Chairman of UBS. “Over the course of the last ten years Marcel Ospel led UBS to the top of industry rankings. We, inside and outside the Bank, have known him as an outstanding banker. On behalf of the Board I would like to thank him for his tireless efforts in the last few months.”
The Board of Directors proposes to the Annual General Meeting that it elect Peter Kurer, Group General Counsel of UBS, to the Board. It plans to appoint Peter Kurer to succeed Marcel Ospel as Chairman.

Media Relations
1 April 2008
Page 2 of 2
Peter Kurer joined UBS in 2001 as Group General Counsel and has been a member of the Group Executive Board since 2002. The Board of Directors thanks him for his willingness to take over this responsibility.
This appointment is part of an extensive process, which is already underway, whereby the Board is reviewing the root causes of and lessons learned from its subprime losses. In particular, the Board is thoroughly examining governance, strategy implementation, risk management, monitoring, and control systems, incentive plans and succession planning and is committed to making all necessary adaptations and changes to ensure it establishes best practices in these areas. Peter Kurer will work closely with the Board on these issues, with appropriate interfaces to the Group Executive Board, with a shared, common objective of ensuring that the institution not only implements the appropriate remediation following the current crisis, but also establishes optimal, permanent governance and leadership solutions on which the Bank’s future as a leading, global, financial institution can be built.
“Peter Kurer has a long and distinguished career as a lawyer in private practice and manager of a large legal and compliance function. He also brings a great deal of experience as a member of boards of financial and other firms and has a thorough knowledge of global financial markets and UBS,” said Helmut Panke, Chairman of the Nominating Committee of the UBS Board. “The Board believes that this experience will prove most valuable at this juncture”
“I consider this appointment an honor and great challenge” said Peter Kurer. “I am committed to doing everything I can, in the interests of shareholders, clients, employees and the communities in which we do business, to further help UBS return to success.”
UBS
UBS is one of the world’s leading financial firms, serving a discerning international client base. Its business, global in scale, is focused on growth. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.
UBS is the leading global wealth manager, a leading global investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and corporate banking.
UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 38% of its employees working in the Americas, 33% in Switzerland, 17% in the rest of Europe and 12% in Asia Pacific. UBS’s financial businesses employ more than 80,000 people around the world. Its shares are listed on the Swiss Stock Exchange (SWX), the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04; 333-132747; and 333-132747-01 to -10) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O'Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: April 1, 2008